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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                           AMENDMENT NO. 1 TO FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               GLOBIX CORPORATION
                               (Name of Applicant)

                   139 Centre Street, New York, New York 10013
                    (Address of principal executive offices)

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          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

         TITLE OF CLASS                                       AMOUNT
11% Senior Secured Notes Due 2008                  Aggregate principal amount of
                                                           $182,168,449

                             ----------------------

                  Approximate date of proposed public offering:
             As soon as practicable after the Effective Date of the Corporation's Joint Prepackaged Plan of Reorganization

                             Gregory P. Leahy, Esq.
                             c/o Globix Corporation
                     General Counsel and Corporate Secretary
                                139 Centre Street
                            New York, New York 10013
                                 (212) 334 8500

With copies to:
Christopher M. Gores, P.C.                     Arnold N. Bressler, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.      Milberg Weiss Bershad Hynes & Lerach LLP
1700 Pacific Avenue, Suite 4100                One Pennsylvania Plaza
Dallas, TX  75201                              New York, NY 10019
(212) 969-2800                                 (212) 594 5300

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Explanatory Note:

       This Amendment No. 1 to Form T-3 is being filed solely for the purposes of (i) amending the description of the "Directors and Executive Officers" under item 4(b), (ii) amending the description of "Events of Default; Withholding of Notice" under Item 8(a), (iii) amending the description of "Release of Any Note Collateral Subject to the Lien of the Indenture" under Item 8(c), (iv) amending the description of "The Evidence Required to Be Furnished by the Obligor to the Trustee as to Compliance with the Conditions and the Covenants Provided for in the Indenture" under Item 8(e), and (v) providing the executed Indenture, dated as of April 23, 2002.

                                     GENERAL

Item 4(b).  DIRECTORS AND EXECUTIVE OFFICERS.

       The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the TIA, respectively) of the Corporation. The mailing address for each executive officer and director listed below is c/o Globix Corporation, 139 Centre Street, New York, New York 10013.

Name                         Position
--------------------------   ---------------------------------------------------
Marc H. Bell                 Non-Executive Chairman of the Board
Peter L. Herzig              Vice Chairman of the Board
Peter K. Stevenson           President, Chief Executive Officer and Director
Shawn P. Brosnan             Senior Vice President and Corporate Controller
Gregory P. Leahy             General Counsel and Corporate Secretary
John D. McCarthy             Acting Chief Financial Officer
Anthony L. Previte           Senior Vice President and Chief Technology Officer
Lord Anthony St. John        President of Worldwide Sales and Marketing
Jared Abbruzzese             Director
Peter S. Brodsky             Director
Steven Lampe                 Director
Steven G. Singer             Director
Brandon Stranzl              Director

Item 8. ANALYSIS OF INDENTURE PROVISIONS.

       The following is a general description of certain provisions of the Indenture, dated as of April 23, 2002. The description is qualified in its entirety by reference to the Indenture filed as Exhibit T3-C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a)    EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

       The "Events of Default" set forth in the Indenture, dated as of April 23, 2002, are as follows:

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       (1) failure to pay principal of (or premium, if any, on) New Notes when due (whether at Stated Maturity or upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

       (2) failure to pay interest on New Notes when due, and in the case of cash interest, such default continues for a period of 30 days;

       (3) default in the payment of principal and interest on New Notes required to be purchased pursuant to an Offer to Purchase pursuant to Section 1015 or 1016 of the Indenture when due and payable;

       (4) failure to perform or comply with the provisions contained in Article Eight of the Indenture;

       (5) failure to perform any other covenant or agreement of the Corporation or any Subsidiary Guarantor under the Indenture, the New Notes or the Security Documents and such failure continues for 60 days after written notice to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of outstanding New Notes;

       (6) (i) any default by the Corporation or any Restricted Subsidiary in the payment of the principal, premium, if any, or interest has occurred with respect to amounts in excess of $10.0 million under any agreement, indenture or instrument evidencing Debt when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holders of such Debt shall have the right to accelerate such Debt, or (ii) any event of default as defined in any agreement, indenture or instrument of the Corporation or any Restricted Subsidiary evidencing Debt in excess of $10.0 million shall have occurred and the Debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

       (7) the rendering of a final judgment or judgments against the Corporation or any Restricted Subsidiary in an amount in excess of $5.0 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

       (8) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Corporation or any Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State or other applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Corporation or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation or any Significant Subsidiary under any applicable U.S. Federal or State, or other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any Significant Subsidiary or of any substantial part of the property of the Corporation or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Corporation or any Significant Subsidiary, and the

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continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;

       (9) the commencement by the Corporation or any Significant Subsidiary of a voluntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent, or the consent by the Corporation or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Corporation or such Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Corporation or a Significant Subsidiary, or the filing by the Corporation or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State, or other applicable law, or the consent by the Corporation or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Corporation or any Significant Subsidiary or of substantially all of the property of the Corporation or any Significant Subsidiary, or the making by the Corporation or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Corporation or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Corporation or any Significant Subsidiary in furtherance of any such action;

       (10) the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required in the Indenture or therein) in favor of the Collateral Agent, free and clear of all other Liens (other than Permitted Liens), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 15 days or the enforceability thereof shall be contested by the Corporation or any Subsidiary Guarantor;

       (11) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee;

       (12) failure of the Corporation to make, when due, any transfer, delivery, pledge, assignment or grant of Collateral required to be made by it and such failure continues unremedied for three Business Days after notice of such failure is given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities; or

       (13) failure or refusal by the Corporation to perform, or the breach or violation by the Issuer of, any of the terms, obligations, covenants or warranties of any Security Document other than those specified in clause (12) of this Section and such failure or refusal continues unremedied for three Business Days after the applicable cure period has expired.

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       If an Event of Default (other than an Event of Default specified in (8)
or (9) above) occurs and is continuing, then and in every such case the Trustee or the holders of the New Notes (the "Holders") of not less than 25% in principal amount of the Outstanding New Notes may declare the New Notes to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration the principal, or premium, if any, and any accrued interest on all Outstanding New Notes shall become immediately due and payable. If an Event of Default specified in (8) or
(9) above occurs, the principal of and any accrued interest on the New Notes then Outstanding shall ipso facto become immediately due and payable without any declaration or other Act on the part of the Trustee or any Holder. In the event of a declaration of acceleration because an Event of Default set forth in clause
(6) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (6) above shall be remedied or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on the New Notes has been obtained by the Trustee as provided in the Indenture.

       Such a declaration of acceleration may be rescinded by Holders of a majority in principal amount of the Outstanding New Notes, if all existing Events of Default, other than the non-payment of principal or (and premium, if any) or interest on the New Notes which have become due solely by such declaration or acceleration, have been cured or waived and no judgement or decree of payment of money due has been obtained by the Trustee as provided for in the Indenture. Defaults may be waived by the Holders of a majority in principal amount of the Outstanding New Notes, upon the conditions provided in the Indenture, except that such Holders may not waive a default in payment of principal, premium or interest on the New Notes that has occurred and has not been cured or in respect of a covenant or provision which cannot be modified without the consent of the Holder of each New Note affected; however, such Holders may rescind an acceleration and its consequences that resulted from such acceleration.

       The Indenture provides that the Trustee shall give the Holders notice of any default of which it has knowledge as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of an Event of Default in payment of principal of (premium, if any) or interest on any New Note, no such notice to Holders shall be given until at least 30 days after the occurrence of such default. Except in the case of an Event of Default in payment of principal of (premium, if any) or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

(c)    RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

       Collateral may be released from the security interest created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if

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and to the extent the Collateral or Liens are released, or the Security
Documents are terminated, pursuant to the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Corporation and each obligor on the New Notes shall cause ss. 314(d) of the Trust Indenture Act relating to the release of property or securities from the Lien thereof and of the Security Documents to be complied with. Any certificate or opinion required by ss. 314(d) of the Trust Indenture Act may be made by an officer of the Corporation, except in cases which ss. 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person. In releasing any Collateral pursuant to the terms of the Indenture, including the provisions of Section 1307(a) of the Indenture, or any Security Document, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, in addition to the documents required by Section 102, an Officers' Certificate certifying that such release is authorized or permitted by the Indenture, the Security Documents and any Permitted Senior Secured Debt Documentation and that all conditions precedent, if any, to such release have been satisfied.

(e) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND THE COVENANTS PROVIDED FOR IN THE INDENTURE.

       The Corporation and each Subsidiary Guarantor will deliver to the Trustee, within 90 days after the end of its fiscal year, which initially shall be September 30, and within 60 days after the end of each fiscal quarter (other than the fourth fiscal quarter), of the Corporation ending after the date of the Indenture an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Corporation or any Subsidiary Guarantor is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture or the Security Documents, and if the Corporation or any Subsidiary Guarantor shall be in default, specifying all such Defaults and Events of Default and the nature and status thereof of which they may have knowledge.

       The Corporation shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Corporation becomes aware of the occurrence of a Default or an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or Default, and the action which the Corporation proposes to take with respect thereto.

       The Corporation shall deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Corporation's independent public accountants stating (A) that their audit examination has included a review of the terms of the Indenture and the New Notes as they relate to accounting matters, and (B) whether, in connection with their audit examination, any event which, with notice or the lapse of time or both, would constitute an Event of Default under Section 1008 and Section 1011 of the Indenture has come to their attention and, if such a default has come to their attention, specifying the nature and period of the existence thereof.

       Upon any application or request by the Corporation to the Trustee to take any action under the Indenture, the Corporation is required to furnish to the Trustee an Officer's Certificate or an Opinion of Counsel as may be required under the Trust Indenture Act to the effect that all

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conditions precedent and covenants, if any provided for in the Indenture relating to the proposed actions have been satisfied.

Item 9. CONTENTS OF APPLICATION FOR QUALIFICATION

        (c) The following exhibits are hereby filed with this amendment, in addition to those previously filed as part of the statement of eligibility and qualification of the Trustee:

        Exhibit T3-C--Indenture, dated as of April 23, 2002, among the Corporation, as issuer, the subsidiary guarantors named therein and HSBC Bank USA, as trustee (incorporated by reference to Exhibit 4.1 of the Corporation's Quarterly Report on Form 10-Q dated May 14, 2002).

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                                   SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Globix Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York and State of New York on June 28, 2002.

(SEAL)                                      Globix Corporation

Attest:/s/ Gregory P. Leahy                 By: /s/ Shawn P. Brosnan
       --------------------------------         ----------------------------
       Name: Gregory P. Leahy                   Name:  Shawn P. Brosnan
       Title: General Counsel and               Title: Senior Vice President
              Corporate Secretary                      and Corporate Controller

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                                  EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit T3-C              Indenture, dated as of April 23, 2002, among the
                          Corporation, as issuer, the subsidiary guarantors named therein and HSBC Bank USA, as trustee
                          (incorporated by reference to Exhibit 4.1 of the Corporation's Quarterly Report on Form 10-Q dated
                          May 14, 2002).